June 26, 2014

VIA EDGAR

Karen Rosotto

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	EntrepreneurShares Series Trust Post Effective Amendment No. 14 and Amendment No. 17 to Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436)

Dear Ms. Rosotto:

On behalf of our client, EntrepreneurShares Series Trust, and its series, the Entrepreneur US Large Cap Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”). The comments were provided by Karen Rosotto on June 24th, 2014 in a conversation with myself, Stowell R.R. Kelner of Clapp Kelner PLLC. The numbered items set forth below repeat (in bold) the comments of the Staff, as reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Stow Kelner at 1-978-831-3190. As appropriate, the Fund has amended the Registration Statement, including the Prospectus and the Statement of Additional Information, in response to these comments. Please note we are also submitting an acceleration request(s) immediately after all Staff comments are cleared and therefore would appreciate an expedited review.

(Prospectus)

●	In “Summary Information,” in the Fee Table. Delete the negative sign before the Fee Waivers and/or Reimbursements line item.

RESPONSE: Agree. The negative sign has been deleted and parentheses have been added.

●	In “Summary Information,” in the Fee Table. Add a footnote to the Fee Waivers and/or Reimbursements line item to set out the terms and time period of the waiver.

RESPONSE: Agree. An additional footnote to this line item has been added to read:

“The Advisor has agreed to waive fees and/or reimburse expenses (excluding certain borrowing and investment-related costs and fees) to limit the total annualized expenses of shares of the Fund to 1.00% and 0.75% per annum, respectively, of net assets attributable to such shares through June 30, 2015. This waiver can be terminated only by a majority vote of the independent trustees of the Trust. Subject to some limitations, the Advisor shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement in later periods to the extent that the Fund’s expenses fall below the annual rates set forth above.”

●	In “Summary Information -- Principal Investment Strategies.” The third sentence of the first paragraph is more appropriately located in Item 9.

RESPONSE: Agree. The sentence has been deleted from “Summary Information -- Principal Investment Strategies.” The sentence currently appears (and will remain) in Item 9 as the second sentence of the first paragraph under Investment Objective and Investment Strategies -- The Fund’s Principal Investment Strategies”:

“The Fund will comply with the 80% investment requirement under normal circumstances except when taking a temporary defensive position to avoid losses in response to adverse market, economic, political or other conditions or in other limited appropriate circumstances such as when there are unusually large cash inflows or redemptions, or during the “ramp-up” period (which will not last longer than 6 months).”

●	In “Summary Information --Principal Investment Strategies.” Move the penultimate sentence of the first paragraph.

RESPONSE: Agree. The sentence has been moved to become the last sentence of the first paragraph of “Investment Objective and Investment Strategies -- The Fund’s Non-Principal Investment Strategies” and reads: “Subject to the above, the Fund will not invest in debt securities, which have rights senior to equity securities.”

●	In “Summary Information --Principal Investment Strategies.” Consolidate the ADR discussion. Move the discussion on ADR’s in the last clause of the second paragraph to Item 9 and clarify that only ADRs issued by companies economically tied to the United States may be invested in by the Fund. Within Item 9, move this entire redrafted ADR disclosure to “Investment Objective and Investment Strategies -- The Fund’s Non-Principal Investment Strategies”

RESPONSE: Agree. The clause has been deleted and the following changes have been made to the sixth paragraph under “Investment Objective and Investment Strategies” which, as amended, has been moved to “The Fund’s Non-Principal Investment Strategies” as follows:

“ From time to time, in certain limited circumstances,” has been added before the first sentence.

The antepenultimate sentence now reads: “For this purpose the Fund may from time to time invest in ADRs of certain issuers the business of which is economically tied to the United States. The Fund does not invest in unsponsored or over-the-counter ADRs.”

The sixth paragraph as amended has been moved in its entirety to be a new fourth paragraph of “The Fund’s Non-Principal Investment Strategies.”

●	In “Summary Information --Principal Investment Strategies.” The sentence at the end of the first paragraph regarding options included in 80% test being valued at market and not notional value should be deleted.

RESPONSE: Agree. The corresponding sentence at the end of the fourth paragraph under “Investment Objective and Investment Strategies.” has also been deleted.

●	In “Summary Information -- Performance.” Provide a reference (website or other) where investors may get interim performance information.

RESPONSE: Agree. The first sentence of the paragraph has been amended to read: Performance information for the Fund will be provided once it has annual returns for a full calendar year. If interim performance information is required by shareholders, it will be provided upon request.”

●	In “Investment Objective and Investment Strategies.” Please clarify in plain english what “through active principles-based securities selection” in the first sentence means in this context.

RESPONSE: Agree. This clause in the first sentence has been replaced by: “through investing in companies with entrepreneurial attributes.”

●	In “Investment Objective and Investment Strategies.” Please clarify that the 60 day notice requirement is not limited to changes to the 80% investment rule with respect to domestic companies.

RESPONSE: Agree. The word “domestic” has been deleted from the last sentence of the sixth paragraph under “Investment Objective and Investment Strategies.”

●	In “Management of the Fund.” Please clarify the Advisor’s experience as an Advisor and the services it provides

RESPONSE: Agree. The Fund has added to the end of the first paragraph: “The Advisor was formed in April, 2013 and the Entrepreneur US All Cap Fund was the Advisors initial advisory contract, with assets under management of $128MM as at May 30,2014. The Advisor provides all investment advisory services to the Fund.”

(SAI)

●	In “Investment Restrictions” Add below numbered paragraph 8 the ‘40 Act definition of “concentration” and delete “25% or more of the value of its total assets (taken at market value at the time of each investment)” from the first paragraph of numbered paragraph 6.

RESPONSE: Agree. The following sentence has been added as a separate paragraph under numbered paragraph 8: “Concentration”, for the purposes of the Fund’s investment restrictions, means “25 percent or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.” and the corresponding “25% clause” set out above in numbered paragraph 6 has been deleted.

●	In “Investment Restrictions.” The current paragraph below numbered paragraph 8 -- Clarify that the percentage restriction may also violate the borrowing investment restriction in addition to the illiquid securities restriction.

RESPONSE: Agree. The following clause will be added to the end of the antepenultimate sentence of the paragraph below paragraph numbered 8: “and the Fund’s borrowing of money.”

●	In “Investment Restrictions - numbered paragraph 6.” “Non-governmental issuers” should be defined in more detail.

RESPONSE: Agree. The last sentence of numbered paragraph 6 will be replaced with the following sentence: “ Non-governmental issuers for purpose of this restriction is broadly defined as all issuers other than the United States government, any US state or municipality but not including for these purposes any issuers of revenue bonds or other project cash-flow based financings, non-US governmental issuers or international multilateral agency issuers.”

●	In “Board Leadership Structure” If shareholders can nominate a trustee, in the event of a trustee vacancy, this should be disclosed.

RESPONSE: The Trust will add the following disclosure: The Trustees may consider nominations by shareholders for trustee vacancies. These nominations will be duly considered by the independent Trustees (or a duly constituted committee) and evaluated on their merits consistent with the Trustees obligations to the Trust.

Respectfully,

/s/ Stowell R. R. Kelner